Exhibit 3

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.13R

In accordance with Listing Rule 9.6.13R, British American Tobacco p.l.c. (the “Company”) confirms that in respect of Kandy Anand, who has been appointed as a Non-Executive Director of the Company with effect from 14 February 2022, there are no matters required by paragraphs 9.6.13R(2) to (6) of the Listing Rules to be disclosed by Mr Anand.

The Company previously disclosed directorships held by Mr Anand as required by paragraph 9.6.13R(1) of the Listing Rules in the RNS announcement numbered 3597B, released on 11 February 2022.

Oliver Martin
Assistant Secretary

16 February 2022